Exhibit (a)(1)(D)
WEST PUTNAM HOUSING INVESTORS II LLC
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599 West Putnam Avenue
Greenwich, CT  06830
(203) 869-0900
(203) 869-1034 FAX

June 26, 2000

OFFER TO PURCHASE UNITS OF SECURED INCOME L.P.
FOR $15.75 PER UNIT

Dear Secured Income Unit Holder:

West Putnam Housing Investors II LLC is offering to purchase your Units at a price of $15.75 per Unit, less any distributions paid after the date of this offer and before the Units are accepted for payment. A distribution of approximately of $8.35 per Unit is currently anticipated to be made to Unit Holders on or about July 31, 2000. If the $8.35 per Unit distribution is made before this offer closes, it will be deducted from the $15.75 per Unit purchase price. The $15.75 per Unit purchase price is significantly higher on a pre-distribution basis than the purchase prices of tender offers made in the last two years of which we are aware.(1) We are making no recommendation as to whether you should sell your Units at this time.

We will purchase up to 45.84% of the outstanding Units and may purchase fewer Units to avoid adverse tax consequences. If more Units are tendered than we accept for purchase, we will purchase Units on a prorated basis.

Below is a hypothetical example of the potential after tax results of a sale of Units in response to this offer. This is only an illustration, based on certain assumptions and subject to certain qualifications, including those discussed in
Section 6 of the enclosed Offer to Purchase. Under the following example, Unit Holders who had invested $20,000 and now sell all of their Units at the offer price of $15.75 per Unit would receive approximately $16,729, after tax, calculated as follows:

     Cash on Sale                                                   $15,750
     Capital Gain(2)                            18,070
                                                 x 25%
     Tax Liability @ 25% Rate                  (4,518)
     Suspended Losses through 12/31/99          15,268
                                                 x 36%
     Tax Savings @ 36% Rate                      5,496
     Net After Tax Benefit(3)                                           979
     Total Benefit on Sale                                          $16,729

As actual tax consequences to any Unit Holder may vary, you should consult your tax advisor.

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(1) It is possible that there have been other tender offers or purchases of which we are not aware, which may have been for substantially higher prices. We make no representations with respect to the existence or terms of such offers or purchases.

(2) Capital gain was estimated to equal the sale price in the Offer of $15,750 plus negative capital account balance as of December 31, 1999 of $2,320. The actual capital gain may vary.

(3) The estimated tax results are based on a $20,000 original investment for a Unit Holder admitted in the first closing of the Partnership. Capital account balances would vary for Unit Holders admitted to the Partnership in the second or third partnership closings, or later. The estimates do not reflect potential tax results for 2000 up to the time of sale. The estimate assumes that no passive losses from the Units are utilized prior to the date of sale. It also assumes a 36% federal ordinary income tax rate and a 25% capital gains rate, and that the Unit Holder is not subject to the alternative minimum tax. No consideration is given to state and local taxes. The above is based on our understanding of current federal tax laws, which (particularly as they relate to passive losses) are complex and subject to change.

You may desire to immediately liquidate your Units for a variety of reasons, which may include:

o     Free up cash for other investment opportunities
o     Eliminate K-1s after 2000
o Potentially obtain after-tax benefits by utilizing unused suspended passive losses

We are an affiliate of two of the three general partners of Secured Income L.P. and the general partners and a limited partner of Columbia Westmont Associates L.P. in which Secured Income L.P. has invested. You should read the enclosed Offer to Purchase in its entirety and discuss it with your tax and financial advisors.

We believe the liquidation value of the real estate properties owned by the underlying operating partnerships in which Secured Income L.P. is invested would be significantly higher than our offer price. Unit Holders who do not sell their Units in this offer (or other offers) will maintain the potential to participate in any cash flow distribution and/or residual value in the real estate in which Secured Income L.P. is indirectly invested. However, as discussed in the Offer to Purchase, it is anticipated that any liquidation of the properties in which Secured Income L.P. is invested is unlikely to occur for at least fifteen months. In addition, we understand that the higher level of borrowings under the refinancing of the Westmont property owned by Columbia Westmont Associates L.P. will affect the level of future cash flow from this property and that any future distributions will depend on future interest rates and the real estate market going forward.

You should be aware that there are other ways of valuing the Units and of comparing the relative economic benefits of accepting an offer to purchase now or continuing to hold the Units. The actual benefits to you from selling or holding your Units will depend on your individual circumstances and may differ from the examples presented.

If we are successful in acquiring all or nearly all of the maximum number of Units under the offer, we, together with an affiliate, would collectively own a majority of Units of Secured Income L.P., and would have the ability to make most voting decisions of the Partnership. In addition, because of restrictions on transfers of 50% of more of the outstanding Units within a twelve-month period, future transfer of Units may be limited for a period of time.

If you have any questions, please contact our information agent, Georgeson Shareholder Communications Corporation, at (800) 223-2064.

Sincerely,

WEST PUTNAM HOUSING INVESTORS II LLC

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    YOU WILL NEED TO SUBMIT YOUR CERTIFICATES OR MAKE BOOK ENTRY DELIVERY TO
      VALIDLY TENDER YOUR UNITS. BENEFICIAL OWNERS OF UNITS SHOULD CONTACT
            THEIR BROKERS REGARDING DELIVERY OF THEIR CERTIFICATES.